SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934*
(Amendment No. 11)

COMPANHIA DE BEBIDAS DAS
AMÉRICAS – AMBEV
(Name of Issuer)

AMERICAN BEVERAGE COMPANY – AMBEV
(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 1 (one) Common Share, without par value, evidenced by American Depositary Receipts
(Title of Class or securities)

20441W104
(CUSIP Number)

Mr. Roberto Moses Thompson Motta BRC S.à.r.l. 73, côte d'Eich, L-1450 Luxembourg +352 26 89 01	George H. White Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England +44 20 7959 8900

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

January 7, 2010
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 20441W104

1	Names of Reporting Persons: BRC S.à.R.L.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e):
6	Citizenship or Place of Organization: Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 315,089,828 Common Shares1
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 315,089,828 Common Shares1
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 315,089,828 Common Shares1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13	Percent of Class Represented by Amount in Row (11): 90.9%1
14	Type of Reporting Person (See Instructions): HC

1 Includes (i) the 30,144,882 common shares of Companhia de Bebidas das Américas - AmBev  (“AmBev”) currently owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 226,312,995 common shares of AmBev currently owned by Interbrew International B.V.  a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 58,631,951 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents. Ambrew S.A., Interbrew International B.V.  and the Fundação are party to the AmBev Shareholders’ Agreement. Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). In addition, Mr. Lemann, Mr. Telles and Mr. Sicupira are party to the Shareholders’ Voting Rights Agreement (as amended) pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. The Stichting Anheuser-Busch InBev, BRC and EPS are party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the “Interbrew Shareholders Agreement”), and together indirectly and directly own 836,556,783 Anheuser-Busch InBev ordinary shares, as of December 31, 2009, representing approximately 52.1% of all issued and outstanding Anheuser-Busch InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
BRC disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104

1	Names of Reporting Persons: Jorge Paulo Lemann
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e):
6	Citizenship or Place of Organization: Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 1
	8	Shared Voting Power: 315,089,829 Common Shares1
	9	Sole Dispositive Power: 1
	10	Shared Dispositive Power: 315,089,829 Common Shares1
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 315,089,829 Common Shares1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13	Percent of Class Represented by Amount in Row (11): 90.9%1
14	Type of Reporting Person (See Instructions): IN

1 Includes (i) the 30,144,882 common shares of Companhia de Bebidas das Américas - AmBev  (“AmBev”) currently owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 226,312,995 common shares of AmBev currently owned by Interbrew International B.V.  a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; (iii) the 58,631,951 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents; and (iv) the one common share of AmBev over which Jorge Paulo Lemann (“Mr. Lemann”) has sole beneficial ownership. Ambrew S.A., Interbrew International B.V.  and the Fundação are party to the AmBev Shareholders’ Agreement. Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Mr. Lemann, Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). In addition, Mr. Lemann, Mr. Telles and Mr. Sicupira are party to the Shareholders’ Voting Rights Agreement (as amended) pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. The Stichting Anheuser-Busch InBev, BRC and EPS are party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the “Interbrew Shareholders Agreement”), and together indirectly and directly own 836,556,783 Anheuser-Busch InBev ordinary shares, as of December 31, 2009, representing approximately 52.1% of all issued and outstanding Anheuser-Busch InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104

1	Names of Reporting Persons: Carlos Alberto da Veiga Sicupira
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e):
6	Citizenship or Place of Organization: Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 1
	8	Shared Voting Power: 315,089,829 Common Shares1
	9	Sole Dispositive Power: 1
	10	Shared Dispositive Power: 315,089,829 Common Shares1
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 315,089,829 Common Shares1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13	Percent of Class Represented by Amount in Row (11): 90.9%1
14	Type of Reporting Person (See Instructions): IN

1Includes (i) the 30,144,882 common shares of Companhia de Bebidas das Américas - AmBev  (“AmBev”) currently owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 226,312,995 common shares of AmBev currently owned by Interbrew International B.V.  a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; (iii) the 58,631,951 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents; and (iv) the one common share of AmBev over which Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) has sole beneficial ownership. Ambrew S.A., Interbrew International B.V.  and the Fundação are party to the AmBev Shareholders’ Agreement. Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Mr. Sicupira and Marcel Herrmann Telles (“Mr. Telles”). In addition, Mr. Lemann, Mr. Telles and Mr. Sicupira are party to the Shareholders’ Voting Rights Agreement (as amended) pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. The Stichting Anheuser-Busch InBev, BRC and EPS are party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the “Interbrew Shareholders Agreement”), and together indirectly and directly own 836,556,783 Anheuser-Busch InBev ordinary shares, as of December 31, 2009, representing approximately 52.1% of all issued and outstanding Anheuser-Busch InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104

1	Names of Reporting Persons: Marcel Herrmann Telles
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e):
6	Citizenship or Place of Organization: Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 50,759
	8	Shared Voting Power: 315,140,587 Common Shares1
	9	Sole Dispositive Power: 50,759
	10	Shared Dispositive Power: 315,140,587 Common Shares1
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 315,140,587 Common Shares1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13	Percent of Class Represented by Amount in Row (11): 90.9%1
14	Type of Reporting Person (See Instructions): IN

1 Includes (i) the 30,144,882 common shares of Companhia de Bebidas das Américas - AmBev  (“AmBev”) currently owned by Ambrew S.A., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 226,312,995 common shares of AmBev currently owned by Interbrew International B.V.  a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; (iii) the 58,631,951 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents. Ambrew S.A., Interbrew International B.V.  and the Fundação are party to the AmBev Shareholders’ Agreement; and (iv) the 50,759 common shares of AmBev over which Marcel Herrmann Telles (“Mr. Telles”) has sole beneficial ownership. Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Mr. Telles. In addition, Mr. Lemann, Mr. Telles and Mr. Sicupira are party to the Shareholders’ Voting Rights Agreement (as amended) pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. The Stichting Anheuser-Busch InBev, BRC and EPS are party to the Anheuser-Busch InBev Shareholders Agreement (formerly referred to as the “Interbrew Shareholders Agreement”), and together indirectly and directly own 836,556,783 Anheuser-Busch InBev ordinary shares, as of December 31, 2009, representing approximately 52.1% of all issued and outstanding Anheuser-Busch InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 11 (“Amendment No. 11”) amends the Schedule 13D originally filed on September 1, 2004, Amendment No. 1 thereto filed on September 10, 2004, Amendment No. 2 thereto filed on October 13, 2004, Amendment No. 3 thereto filed on February 15, 2005, Amendment No. 4 thereto filed on March 1, 2005, Amendment No. 5 thereto filed on March 28, 2005, Amendment No. 6 thereto filed on April 6, 2005, Amendment No. 7 thereto filed on June 9, 2005, Amendment No. 8 thereto filed on April 26, 2006, Amendment No. 9 thereto filed on March 27, 2007 and Amendment No. 10 thereto filed on February 6, 2009 on behalf of (i) BRC S.à.R.L. (formerly BRC S.A.), a company (société a responsabilité limité) incorporated under the laws of Luxembourg (“BRC”), (ii) Jorge Paulo Lemann, a Brazilian citizen (“Mr. Lemann”), (iii) Carlos Alberto da Veiga Sicupira, a Brazilian citizen (“Mr. Sicupira”), and (iv) Marcel Hermann Telles, a Brazilian citizen (“Mr. Telles” and, together with BRC, Mr. Lemann and Mr. Sicupira, the “Reporting Persons”), relating to the common shares, without par value (the “AmBev Common Shares”), of Companhia de Bebidas das Américas – AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil (“AmBev”).  AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 1 (one) AmBev Common Share.  The American Depositary Shares are evidenced by American Depositary Receipts.  The address of AmBev’s principal executive offices is Rua Dr. Renato Paes de Barros, 1017, 4° andar, 04530-001, São Paulo, SP, Brazil.

Item 2.	Identity and Background.

This Item 2 is hereby amended and supplemented as follows:

The address of the principal business office of BRC is 73, côte d'Eich, L-1450, Luxembourg.

The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of BRC (including Messrs. Lemann, Sicupira and Telles),  and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annex A-1 to this Amendment No. 11

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by adding the following:

From February 7, 2009 through November 26, 2009, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “Fundação”) acquired 923,000 AmBev Common Shares in open market purchases.  From November 27, 2009 through February 12, 2010 the Fundação acquired 176,700 AmBev Common Shares in open market purchases, as set forth in Exhibit Y, which is incorporated herein by reference. The Fundação also subscribed for 184,373 AmBev Common Shares pursuant to the merger of InBev Brasil into AmBev and the apportionment of shares not subscribed for by minority shareholders as result of a capital increase as described more fully under Item 5 below.  The aggregate purchase price for these transactions in US Dollars was approximately $80.51 million. The source of funding for the purchases of AmBev Common Shares was the general working capital of the Fundação.

Item 4.	Purpose of Transaction.

From December 22, 2008 through February 12, 2010, the Fundação acquired 1,171,200 AmBev Common Shares for general investment purposes through regular market transactions in accordance with a new individual investment program (the “Second Individual Investment Program”) based on the “Manual of Disclosure and Use of Information and Policy of Negotiation of Securities Issued By Companhia de Bebidas das Américas — AmBev”.  A translation of the Second Individual Investment Program is attached as Exhibit W hereto and is incorporated herein by reference.

Consistent with the Second Individual Investment Program, the Fundação plans to continue to acquire up to a total of Brazilian Reais $200 million worth of AmBev Common Shares from time to time prior to September 17, 2010, the expiration date of the Second Individual Investment Program, through regular market transactions or otherwise.

The Fundação may change the Second Individual Investment Program to acquire more than Brazilian Reais $200 million worth of AmBev Common Shares, fewer than Brazilian Reais $200 million worth of AmBev Common Shares or no additional AmBev Common Shares.  Following the completion of the Second Individual Investment Program, the Fundação may acquire additional AmBev Common Shares or enter into other Individual Investment Programs.

In addition, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding AmBev or any of AmBev’s securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

For information regarding the purpose of transactions relating to the merger of InBev Brasil into AmBev, reference is made to Item 5 which is incorporated by reference herein.

Item 5.	Interest in the Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a) Rows (11) and (13) of the cover pages to this Amendment No. 11 are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Amendment No. 11 are hereby incorporated by reference.

(c) From February 7, 2009 through February 12, 2010, the Fundação acquired 1,284,073 AmBev Common Shares in open market purchases or pursuant to the InBev Brasil – AmBev Merger, as described below.

On July 28, 2005, InBev Brasil was merged into AmBev pursuant to the terms and conditions of a merger protocol entered into between AmBev, InBev Brasil and Anheuser-Busch InBev (the “InBev Brasil – AmBev Merger”). The AmBev Common

Shares owned by InBev Brasil on that date were cancelled and AmBev issued the same number of new AmBev Common Shares directly to InBev Brasil’s shareholders in exchange for their respective equity interests in InBev Brasil.  Pursuant to the terms of the merger protocol, AmBev Common Shares are issuable as a result of the capitalization by Anheuser-Busch InBev of the tax benefit that could be realized by AmBev in connection with the amortization of the goodwill transferred to Ambev as a result of the merger. Such goodwill will be amortized over the ten years following the merger, in accordance with Instruction 319/99 of Comissão de Valores Mobiliários (the Securities and Exchange Commission of Brazil).

As a result of this amortization resulting from the InBev Brasil – AmBev Merger, 180,373 AmBev common shares were subscribed for by the Fundação on June 29, 2009, exercising its preemptive rights.

As a result of the apportionment of the unsubscribed shares by minority shareholders resulting from the capital increase approved by AmBev shareholders on April 28, 2009, 4,000 AmBev common shares were subscribed for by the Fundação on June 29, 2009.

For further information, reference is made to Item 3 of this Amendment No. 11 which is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

On September 9, 2009, EPS, BRC, Rayvax Société d’Investissement NV/SA and the Stichting amended and restated the Anheuser-Busch InBev Shareholders Agreement (the “Amendment and Restatement”). Among other things, the Amendment and Restatement removed certain clauses from the Anheuser-Busch InBev Shareholders Agreement, which were added in 2008 by Amendment No. 1 and the First Addendum in order to facilitate the participation by the parties to the Anheuser-Busch InBev Shareholders Agreement in the rights offering launched by Anheuser-Busch InBev on November 23, 2008 and completed on December 16, 2008.

The Amended and Restated Anheuser-Busch InBev Shareholders Agreement is attached as Exhibit X to this Schedule 13D and is hereby incorporated by reference herein and this Item 6 is qualified in its entirety by reference thereto.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)  (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.
Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

F.
Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.
First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.
Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J.	Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

K.
Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

L.
Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M.
Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to AmBev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.
Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to AmBev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.
Invitation to Bid (‘Edital’) published by InBev on February 14, 2005 (incorporated by reference to Exhibit O to Amendment No. 3 to Schedule 13D relating to AmBev, filed on February 15, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

P.
Letter of Transmittal and cover letter, dated February 28, 2005 (incorporated by reference to Exhibit P to Amendment No. 4 to Schedule 13D relating to AmBev, filed on March 1, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Q.
Press Release of InBev, dated March 23, 2005 (incorporated by reference to Exhibit Q to Amendment No. 5 to Schedule 13D relating to AmBev, filed on March 28, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

R.
Press Release of InBev, dated March 31, 2005 (incorporated by reference to Exhibit R to Amendment No. 6 to Schedule 13D relating to AmBev, filed on March 31, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

S.
First Amendment to the Shareholders’ Voting Rights Agreement, dated as of March 23, 2007, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Inpar VOF, Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global and BRC as acknowledging parties (incorporated by reference to Exhibit S to Amendment No. 9 to Schedule 13D relating to AmBev, filed on March 27, 2007 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

T.
Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (incorporated by reference to Exhibit T to Amendment No. 10 to Schedule 13D relating to AmBev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

U.
First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (incorporated by reference to Exhibit U to Amendment No. 10 to Schedule 13D relating to AmBev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

V.
List of Common Shares acquired by the Fundação from December 9, 2008 through February 6, 2009 (incorporated by reference to Exhibit V to Amendment No. 10 to Schedule 13D relating to AmBev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

W.
Second Individual Investment Program of the Fundação (incorporated by reference to Exhibit W to Amendment No. 10 to Schedule 13D relating to AmBev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

X.
Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 14, 2009).

Y.	List of Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (filed herewith).

ANNEX A-1

Directors of BRC1

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of AmBev Common Shares
Jorge Paulo Lemann	Brazil	Zürcherstrasse 325, 8645 Jona, Switzerland	Director of BRC, Anheuser-Busch InBev and the Stichting	1
Carlos Alberto da Veiga Sicupira	Brazil	Redingstrasse 4, 3rd Flr, CH - 9000, St. Gallen, Switzerland	Director of BRC, Anheuser-Busch InBev and the Stichting	1
Marcel Herrmann Telles	Brazil	Redingstrasse 4, 4th Flr, CH - 9000, St. Gallen, Switzerland	Director of BRC, Anheuser-Busch InBev, the Stichting and AmBev	50,759
Roberto Moses Thompson Motta	Brazil	600 Third Avenue, 37th floor, New York, NY 10016, USA	Director of BRC, the Stichting, Anheuser-Busch InBev and AmBev	1
Jean-Pierre Winandy	Luxembourg	14, rue Edward Steichen L-2540 - Luxembourg Luxembourg	Partner of Loyens & Loeff NV; director of BRC	None

1 BRC currently does not have any executive officers.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

BRC S.À.R.L.

by	/s/ Carlos Alberto da Veiga Sicupira
	Name:	Carlos Alberto da Veiga Sicupira
	Title:	Class A Director

By	/s/ Roberto Moses Thompson Motta
	Name:	Roberto Moses Thompson Motta
	Title:	Class B Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

JORGE PAULO LEMANN

/s/ Jorge Paulo Lemann
Name:	Jorge Paulo Lemann

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

CARLOS ALBERTO DA VEIGA SICUPIRA

/s/ Carlos Alberto Da Veiga Sicupira
Name:	Carlos Alberto Da Veiga Sicupira

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

MARCEL HERRMANN TELLES

/s/ Marcel Herrmann Telles
Name:	Marcel Herrmann Telles

EXHIBIT INDEX

Exhibit No.	Description

A.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)  (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.
Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

F.
Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.
First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.
Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J.	Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

K.
Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

L.
Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M.
Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to AmBev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.
Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to AmBev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.
Invitation to Bid (‘Edital’) published by InBev on February 14, 2005 (incorporated by reference to Exhibit O to Amendment No. 3 to Schedule 13D relating to AmBev, filed on February 15, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

P.
Letter of Transmittal and cover letter, dated February 28, 2005 (incorporated by reference to Exhibit P to Amendment No. 4 to Schedule 13D relating to AmBev, filed on March 1, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Q.
Press Release of InBev, dated March 23, 2005 (incorporated by reference to Exhibit Q to Amendment No. 5 to Schedule 13D relating to AmBev, filed on March 28, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

R.
Press Release of InBev, dated March 31, 2005 (incorporated by reference to Exhibit R to Amendment No. 6 to Schedule 13D relating to AmBev, filed on March 31, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

S.
First Amendment to the Shareholders’ Voting Rights Agreement, dated as of March 23, 2007, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Inpar VOF, Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global and BRC as acknowledging parties (incorporated by reference to Exhibit S to Amendment No. 9 to Schedule 13D relating to AmBev, filed on March 27, 2007 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

T.
Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (incorporated by reference to Exhibit T to Amendment No. 10 to Schedule 13D relating to AmBev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

U.
First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (incorporated by reference to Exhibit U to Amendment No. 10 to Schedule 13D relating to AmBev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

V.
List of Common Shares acquired by the Fundação from December 9, 2008 through February 6, 2009 (incorporated by reference to Exhibit V to Amendment No. 10 to Schedule 13D relating to AmBev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

W.
Second Individual Investment Program of the Fundação (incorporated by reference to Exhibit W to Amendment No. 10 to Schedule 13D relating to AmBev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

X.
Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 14 September 14, 2009).

Y.	List of Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (filed herewith).